January 12, 2026

Kunal Dusad
Manager
Brookfield Capital Finance LLC
181 Bay Street
P.O. Box 762
Toronto, Ontario, Canada, M5J 2T3

       Re: Brookfield Capital Finance LLC
           Registration Statement on Form F-3
           Filed December 22, 2025
           File No. 333-292317
Dear Kunal Dusad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christopher R. Bornhorst, Esq.